Mail Stop 7010

									January 3, 2006

Dr. Kevin F. Smith
Chief Executive Officer
Nova Biogenetics, Inc.
8601 Dunwoody Place
Suite 338
Atlanta, Georgia 30350

RE:	Nova Biogenetics, Inc.
	Registration Statement on Form SB-2
	Filed December 22, 2005
	File No. 333-130631

Dear Dr. Smith:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that the large amount of securities registered for resale appear to be owned by your affiliates. In our view, a large, unpriced resale offering by affiliates of an issuer may in essence be an offering "at the market" "by or on behalf of the issuer," subject to Rule 415(a)(4) of the Securities Act. Since the company is not eligible to conduct an offering under Rule 415(a)(4), please reduce the amount of shares being offered by your affiliates to less than 10% of outstanding shares. We may have additional comments upon review of your response.

2. We note the disclosure of the SEC Formal Order of Investigation concerning Nova Biogenetics, Inc. in Footnote 10 to the financial statements, please update this information to the latest practicable date and disclose it in an appropriate section within the body of the prospectus.

Calculation of Registration Fee

3. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the warrants. If that estimate is insufficient, the company must file a new registration statement to register for resale additional shares.
Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion. Please refer to Phone Interp. 2S from the March 1999 Supplement (Securities Act Rules subsection).

Selling Stockholders, page 20

4. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by Aspen Partners, Ltd., All-Star Apparel,
Innovative
Clinical and Consulting Services, NFS Cust Judith Borg Steel, M5
Trust Fund I & II, and Domus Trust.

5. If any selling stockholder is a broker-dealer, please identify it as such. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

6. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

7. Please reconcile the disclosure in the selling stockholder table in which Kevin Smith is listed twice, once as owning 20,000 shares of common stock and once as owning 531,124 shares and the disclosure in the Principal Shareholders table under which he is listed as owning an aggregate of 531,124 shares.

8. Please disclose how each of the selling stockholders acquired their shares.

9. Please include a total line at the end of the selling stockholder table. Additionally, please reconcile the number of shares being offered throughout the prospectus. We note specifically that the total number of shares offered appears to be 4,596,144 in the selling stockholder table and 6,256,144 on the cover page of the prospectus and in the fee table.

Item 28. Undertakings, page II-3

10. Because you do not appear to be relying on Rule 430A of the Securities Act in conducting this offering, please remove the undertaking contained in Item 512(f) of Regulation S-B.

Closing Comments

      We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

      ?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      ?	the action of the Commission or the staff, acting
pursuant
to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      ?	the company may not assert staff comments and the
declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. You may contact Craig Slivka at (202) 551-3729 with any questions regarding our review.

      Sincerely,


      Pamela A. Long
      Assistant Director


cc:	Gary B. Wolff, Esq.
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Dr. Kevin F. Smith
Nova Biogenetics, Inc.
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE